Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT
AS OF DECEMBER 31, 2015

NATURAL HEALTH TRENDS CORP.
A DELAWARE CORPORATION

Name	Jurisdiction

NHT Global, Inc.	United States (Delaware)
NHTC International, LLC	United States (Delaware)
NHT Global (Canada) Company	Canada
NHTC Holding Company	Cayman Islands
NHTC Trading Company	Cayman Islands
NHT Global Taiwan Company	Cayman Islands
NHT Global CIS Company	Cayman Islands
NHT Global (China) Commodities Co., Ltd.	China
NHT Global (Zhongshan) Cosmetics Co., Ltd.	China
NHT Global Hong Kong Limited	Hong Kong
Natural Health Trends Japan, Inc.	Japan
NHTC Global Singapore Pte. Ltd.	Singapore
NHTC Wellness Products Malaysia Sdn. Bhd.	Malaysia
NHTK Ltd.	South Korea
NHT Slovenia, Ltd.	Slovenia
NHT Global Europe S.R.L.	Italy

The names of omitted subsidiaries when considered in the aggregate as a single subsidiary do not constitute a significant subsidiary as of the end of the year covered by this report.